REPLICEL LIFE SCIENCES INC.
(the “Company”)
STATEMENT OF EXECUTIVE COMPENSATION
Form 51-102F6V
Statement of Executive Compensation – Venture Issuers

General
“Company” means RepliCel Life Sciences Inc.;
“compensation securities” includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the Company or one of its subsidiaries for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries;
“named executive officer” or “NEO” means each of the following individuals:
(a)
each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief executive officer (“CEO”), including an individual performing functions similar to a CEO;

(b)
each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief financial officer (“CFO”), including an individual performing functions similar to a CFO;

(c)
in respect of the Company and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000 for that financial year; and

(d)
each individual who would be a NEO under paragraph (c) but for the fact that the individual was not an executive officer of the Company, and was not acting in a similar capacity, at the end of that financial year;

“plan” includes any plan, contract, authorization or arrangement, whether or not set out in any formal document, where cash, compensation securities or any other property may be received, whether for one or more persons; and
“underlying securities” means any securities issuable on conversion, exchange or exercise of compensation securities.

Director and Named Executive Officer Compensation, Excluding Compensation Securities
The following table sets forth all direct and indirect compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company or any subsidiary thereof to each NEO and each director of the Company, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the NEO or director for services provided and for services to be provided, directly or indirectly, to the Company or any subsidiary thereof for each of the two most recently completed financial years, other than stock options and other compensation securities:
Name and Position	Year	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites(1) ($)	Value of All Other Compensation ($)	Total Compensation ($)
R. Lee Buckler(2) President, CEO, Corporate Secretary and Director	2021 2020	240,000 240,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	240,000 240,000
Simon Ma(3) CFO	2021 2020	Nil Nil	Nil Nil	Nil Nil	Nil Nil	96,000 96,000	96,000 96,000
Dr. Rolf Hoffmann(4) Chief Medical Officer	2021 2020	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil 18,358	Nil 18,358
David Hall(5) Chairman and Director	2021 2020	Nil Nil	Nil Nil	21,750 23,000	Nil Nil	Nil Nil	21,750 23,000
Peter Lewis(6) Director	2021 2020	Nil Nil	Nil Nil	15,500 17,750	Nil Nil	Nil Nil	15,500 17,750
Peter Lowry(7) Director	2021 2020	Nil Nil	Nil Nil	15,250 16,750	Nil Nil	Nil Nil	15,250 16,750
Andrew Schutte(7) Director	2021 2020	Nil Nil	Nil Nil	14,500 13,750	Nil Nil	Nil Nil	14,500 13,750
Gary Boddington(8) Director	2021 2020	Nil N/A	Nil N/A	8,083 N/A	Nil N/A	Nil N/A	8,083 N/A
Larissa Huang(9) Former Director	2021 2020	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A Nil
Gavin Ye(10) Former Director	2021 2020	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A Nil
(1)
“Perquisites” include perquisites provided to an NEO or director that are not generally available to all employees and that, in aggregate, are: (a) $15,000, if the NEO or director’s total salary for the financial year is $150,000 or less, (b) 10% of the NEO or director’s salary for the financial year if the NEO or director’s total salary for the financial year is greater than $150,000 but less than $500,000, or (c) $50,000 if the NEO or director’s total salary for the financial year is $500,000 or greater.

(2)	R. Lee Buckler has been the President, CEO and director of the Company since January 1, 2016 and the Corporate Secretary since June 13, 2016.
(3)	Simon Ma has been the CFO of the Company since October 17, 2018.
(4)	Rolf Hoffman has been the Chief Medical Officer of the Company since December 22, 2010.
(5)	David Hall has been a director of the Company since December 22, 2010 and the Chairman since January 1, 2016.
(6)	Peter Lewis has been a director of the Company since May 27, 2011.
(7)	Messrs. Lowry and Schutte have been directors of the Company since December 14, 2018.
(8)	Mr. Boddington has been a director of the Company since June 1, 2021.
(9)	Ms. Huang was a director of the Company from December 14, 2018 until December 8, 2020.
(10)	Gavin Ye was a director of the Company from December 18, 2019 until December 8, 2020.

Stock Options and Other Compensation Securities
The following table sets out all compensation securities granted or issued to each director and NEO by the Company or any subsidiary thereof in the year ended December 31, 2021 for services provided, or to be provided, directly or indirectly, to the Company or any subsidiary thereof:
Name and Position	Type of Compensation Security	Number of Compensation Securities/Number of Underlying Securities /Percentage of Class	Date of Issue or Grant	Issue, Conversion or Exercise Price ($)	Closing Price of Security or Underlying Security on Date of Grant	Closing Price of Security or Underlying Security at Year End	Expiry Date
R. Lee Buckler President, CEO, Corporate Secretary and Director	Stock Options	240,000 / 240,000 / 8.50%	June 15, 2021	0.40	0.405	0.23	June 14, 2026
Simon Ma CFO	Stock Options	50,000 / 50,000 / 1.77%	June 15, 2021	0.40	0.405	0.23	June 14, 2026
Dr. Rolf Hoffmann Chief Medical Officer	Stock Options	75,000 / 75,000 / 2.65%	June 15, 2021	0.40	0.405	0.23	June 14, 2026
David Hall Chairman and Director	Stock Options	150,000 / 150,000 / 5.31%	June 15, 2021	0.40	0.405	0.23	June 14, 2026
Peter Lewis Director	Stock Options	75,000 / 75,000 / 2.65%	June 15, 2021	0.40	0.405	0.23	June 14, 2026
Peter Lowry Director	Stock Options	300,000 / 300,000 / 10.62%	June 15, 2021	0.40	0.405	0.23	June 14, 2026
Andrew Schutte Director	Stock Options	325,000 / 325,000 / 11.50%	June 15, 2021	0.40	0.405	0.23	June 14, 2026
Gary Boddington Director	Stock Options	150,000 / 150,000 / 5.31%	June 15, 2021	0.40	0.405	0.23	June 14, 2026
Larissa Huang Former Director	Stock Options	Nil	N/A	N/A	N/A	N/A	N/A
Gavin Ye Former Director	Stock Options	Nil	N/A	N/A	N/A	N/A	N/A

As at December 31, 2021:
(a)
R. Lee Buckler, the President, CEO and a director of the Company, owned an aggregate of 640,000 compensation securities directly, comprised solely of stock options, each of which is exercisable into one common share (each, a “Share”) of the Company. Of these, 400,000 are exercisable at a price of $0.43 per Share until July 30, 2023 and 240,000 are exercisable at a price of $0.40 per Share until June 14, 2026;

(b)
Simon Ma, the CFO of the Company, owned an aggregate of 100,000 compensation securities directly, comprised solely of stock options, each of which are exercisable into one Share.  Of these, 50,000 are exercisable at a price of $0.43 per Share until July 30, 2023 and 50,000 are exercisable at a price of $0.40 per Share until June 14, 2026;

(c)
Rolf Hoffman, the Chief Medical Officer of the Company, owned an aggregate of 150,000 compensation securities directly, comprised solely of stock options, each of which is exercisable into one Share. Of these, 75,000 are exercisable at a price of $0.43 per Share until July 30, 2023 and 75,000 are exercisable at a price of $0.40 per Share until June 14, 2026;

(d)
David Hall, the Chairman and a director of the Company, owned an aggregate of 250,000 compensation securities directly, comprised solely of stock options, each of which is exercisable into one Share. Of these, 100,000 are exercisable at a price of $0.43 per Share until July 30, 2023 and 150,000 are exercisable at a price of $0.40 per Share until June 14, 2026;

(e)
Peter Lewis, a director of the Company, owned an aggregate of 125,000 compensation securities, comprised solely of stock options, each of which is exercise into one Share. Of these 50,000 are exercisable at a price of $0.43 per Share until July 30, 2023 and 75,000 are exercisable at a price of $0.40 per Share until June 14, 2026;

(f)
Peter Lowry, a director of the Company, owned an aggregate of 380,000 compensation securities directly, comprised solely of stock options, each of which are exercisable into one Share.  Of these 80,000 are exercisable at a price of $0.43 per Share until July 30, 2023 and 300,000 are exercisable at a price of $0.40 per Share until June 14, 2026;

(g)
Andrew Schutte, a director of the Company, owned an aggregate of 355,000 compensation securities directly, comprised solely of stock options, each of which are exercisable into one Share. Of these 30,000 are exercisable at a price of $0.43 per Share until July 30, 2023 and 325,000 are exercisable at a price of $0.40 per Share until June 14, 2026;

(h)	Gary Boddington, a director of the Company, did not own any compensation securities;
(i)	Larissa Huang, a former director of the Company, did not own any compensation securities; and
(j)	Gavin Ye, a former director of the Company, did not own any compensation securities.

Stock Option Plans and Other Incentive Plans
The Company’s current stock option plan (the “2014 Plan”), which it adopted in 2014, is a “rolling” stock option plan, whereby the aggregate number of Shares reserved for issuance, together with any other Shares reserved for issuance under any other plan or agreement of the Company, shall not exceed ten (10%) percent of the total number of issued Shares (calculated on a non-diluted basis) at the time an option is granted. The 2014 Plan provides that the Board may, from time to time, in its discretion, grant to directors, officers, employees, consultants and other personnel stock options to purchase common shares of the Company. As at June 29, 2022, there were 2,825,000 options outstanding under the 2014 Plan. The Shareholders re-approved the 2014 Plan at the Company’s annual general and special meeting held on November 30, 2021.
The purpose of the 2014 Plan is to advance the interests of the Company and its Shareholders by attracting, retaining and motivating selected directors, officers, employees, consultants and management company employees of the Company of high caliber and potential and to encourage and enable such persons to acquire an ownership interest in the Company.
The following information is intended as a brief description of the 2014 Plan and is qualified in its entirety by the full text of the 2014 Plan:
1.
The Board (which for the purposes of the Plan includes any committee setup by the Board to govern the stock options, including the Nominating, Compensation and Corporate Governance Committee (the “NCCG Committee”) shall establish the exercise price at the time each option is granted, subject to the following conditions:

(a)	if the Shares are listed on the TSX Venture Exchange (the “TSXV”), the exercise price will not be less than the minimum prevailing price permitted by the TSXV policies;
(b)	if the Shares are not listed, posted and trading on any stock exchange or bulletin board, then the exercise price will be determined by the Board at the time of granting;
(c)
if an option is granted within 90 days of a distribution by a prospectus by the Company, the exercise price will not be less than the price that is the greater of the minimum prevailing price permitted by TSXV policies and the per Share price paid by public investors for Shares acquired under the distribution by the prospectus, with the 90 day period beginning on the date a final receipt is issued for the prospectus; and

(d)	in all other cases, the exercise price shall be determined in accordance with the rules and regulations of any applicable regulatory bodies.
2.
Upon expiry of an option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of Shares in respect of the expired or terminated option shall again be available for an option grant under the 2014 Plan.

3.	All options granted under the 2014 Plan may not have an expiry date exceeding 10 years from the date on which the option is granted.
4.	Options granted to any one individual in any 12 month period cannot exceed more than 5% of the issued Shares of the Company, unless the Company has obtained disinterested Shareholder approval.
5.	Options granted to any one consultant in any 12 month period cannot exceed more than 2% of the issued Shares of the Company, without the prior consent of the TSXV.
6.	Options granted to all persons, in aggregate, conducting investor relations activities in any 12 month period cannot exceed more than 2% of the issued Shares, without the prior consent of the TSXV.
7.
The 2014 Plan provides that options issued to optionees performing investor relations activities will vest in stages over 12 months with no more than one quarter of the options vesting in any three month period.

8.
If a director, employee or consultant of the Company is terminated for cause or resigns, then any option granted to the option holder will terminate immediately upon the option holder ceasing to be a director, employee, or consultant by reason of termination for cause or by resignation.

9.
If an option holder ceases to be a director, employee or consultant of the Company (other than by reason of death, disability, resignation or termination of services for cause), as the case may be, then any option granted to the option holder that had vested and was exercisable on the date of termination will expire on the earlier of the expiry date and the date that is 90 days following the date that the option holder ceases to be a director, employee or service provider of the Company.

10.
If an option holder dies, the option holder’s lawful personal representatives, heirs or executors may exercise any option granted to the option holder that had vested and was exercisable on the date of death until the earlier of the expiry date and one year after the date of death of the option holder.

11.
If an option holder ceases to be a director, employee or consultant as a result of a disability, the option holder may exercise any option granted to the option holder that had vested and was exercisable on the date of disability until the earlier of the expiry date and 90 days after the date of disability.

12.
Stock options granted to directors, employees or consultants will vest when granted unless determined by the Board on a case by case basis, other than options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one quarter of the options vesting in any three month period.

13.
The 2014 Plan will be administered by the Board (which for the purposes of the Plan includes any committee setup by the Board to govern the stock options, including the NCCG Committee) who will have the full authority and sole discretion to grant options under the 2014 Plan to any eligible party, including themselves.

14.	Options granted under the 2014 Plan shall not be assignable or transferable by an option holder.
15.	The Board may, from time to time, subject to regulatory or Shareholder approval, if required under the policies of the TSXV, amend or revise the terms of the 2014 Plan.

The 2014 Plan provides that other terms and conditions may be attached to a particular stock option at the discretion of the Board.
Employment, Consulting and Management Agreements
Employment Agreement: Lee Buckler
Pursuant to an employment agreement, effective as of January 1, 2016, between Lee Buckler and the Company, Mr. Buckler serves as President, Chief Executive Officer and Corporate Secretary of the Company and President and Chief Executive Officer of TrichoScience Innovations Inc. for a base salary of $240,000 per annum. Under the agreement, Mr. Buckler will be eligible to participate in a bonus plan as and when established by the Company, which currently is anticipated to provide for bonuses based on a target bonus of 100 percent of the base salary earned by Mr. Buckler during each fiscal year in accordance with milestones to be established by the Board. Mr. Buckler was entitled to receive a retention bonus where the Company will pay $45,000 on the earlier of April 30, 2016 or 30 days after the Company completes an equity financing with minimum gross proceeds of $3,000,000. Mr. Buckler received the $45,000 bonus during the year ended December 31, 2016.  Mr. Buckler may also be eligible to receive additional stock option grants or awards under other equity based incentive plans from time to time. If Mr. Buckler’s employment is terminated for any reason other than for just cause, the Company will pay Mr. Buckler: any unpaid base salary earned but unpaid; a lump sum amount as severance compensation equal to three months of base salary for the first year of employment or a lump sum amount as severance compensation equal to twelve months of base salary after the first year of employment plus an additional two months of base salary for each full year of employment after the initial year up to a maximum of eighteen months of base salary, and a lump sum payment as compensation for the loss of Mr. Buckler’s entitlement to benefits up to a maximum of $100,000.
Consulting Agreement: Simon Ma
The Company entered into a consulting agreement dated effective October 17, 2018 with Simon S. Ma Corporation, a company wholly owned by Simon Ma, the CFO of the Company, pursuant to which Simon Ma provides the Company with financial and accounting services. The Company has agreed to pay Simon S. Ma Corporation a consulting fee of $8,000 plus GST for the term of the consulting agreement, being twelve months after the effective date. The consulting agreement is automatically renewable for twelve months unless either party gives thirty days’ written notice to the other of its intention not to renew the consulting agreement. The consulting agreement may be terminated before its expiry by either party at any time without cause by giving notice to the other party at least thirty days prior to the termination and by the Company, without notice, immediately upon the occurrence of any default by Mr. Ma.

Director's Services Agreement: David Hall
Pursuant to a director's services agreement dated January 1, 2016, Mr. Hall serves as the Chairman and a member of the Board. In consideration, the Company has agreed to pay an annual retainer of $15,000 to serve as the Chairman, an annual retainer of $10,000 to serve as a director, a fee of $1,000 per Board meeting, a fee of $1,000 per Audit Committee meeting and $1,000 per NCCG meeting.
Oversight and Description of Director and NEO Compensation
Compensation Process
The Company appointed the NCCG Committee in October 2013, which currently is comprised of David Hall, Peter Lewis (Chair) and Peter Lowry.
Among other duties, the NCCG Committee reviews and recommends to the Board for approval, policies relating to compensation of the Company’s executive officers and reviews the performance of the Company’s executive officers and recommend annually to the Board for approval the amount and composition of compensation to be paid to the Company’s executive officers.
When determining the compensation of its officers, the Board considers: (i) recruiting and retaining executives critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and the Shareholders; and (iv) rewarding performance, both on an individual basis and with respect to operations in general.
Accordingly, the Board relies on a number of factors including such input from the NCCG Committee, and through various discussions and without any formal objectives, criteria or analysis, in determining the compensation of its executive officers, as well as employees and consultants. The NCCG Committee ensures that the total compensation paid to all NEOs and directors is fair and reasonable and is consistent with the Company’s compensation philosophy. The final decision upon compensation is made by the Board.

The NCCG Committee reviews at least annually the corporate goals and objectives of the Company’s executive compensation plans, incentive-compensation and equity based plans and other general compensation plans (collectively, the “Company Plans”) and, if appropriate, recommends that the Board amend these goals and objectives. The NCCG Committee also reviews at least annually the Company Plans in light of the Company’s goals and objectives with respect to such plans, and, if the NCCG Committee deems it appropriate, recommend to the Board the adoption of new, or the amendment of existing, Company Plans.
Goals and Objectives
The overall objective of the Company’s compensation strategy is to offer medium-term and long-term compensation components to ensure that the Company has in place programs to attract, retain and develop management of the highest calibre and has in place a process to provide for the orderly succession of management, including receipt on an annual basis of any recommendations of the CEO, if any, in this regard. The Company currently has medium-term and long-term compensation components in place, such as the stock options granted which have expiry dates in 2023 through 2026, respectively. The Company intends to further develop these compensation components. The objectives of the Company’s compensation policies and procedures are to align the interests of the Company’s employees with the interests of the Shareholders. Therefore, a significant portion of the total compensation is based upon overall corporate performance. The Company relies on Board discussion without a formal agenda for objectives, criteria and analysis when determining executive compensation. There are no formal performance goals or similar conditions that must be satisfied in connection with the payment of executive compensation.
The Company directly, or indirectly, through companies managed by NEOs, pays management fees to NEOs. The Company also chooses to grant stock options to NEOs and directors to satisfy the long-term compensation component. The Board may consider, on an annual basis, an award of bonuses to key executives and senior management. The amount and award of such bonuses is discretionary, depending on, among other factors, the financial performance of the Company and the position of a participant. The Board considers that the payment of such discretionary annual cash bonuses satisfies the medium-term compensation component. In the future, the Board may also consider the grant of options to purchase Shares of the Company with longer future vesting dates to satisfy the long-term compensation component.
Executive Compensation Program
Executive compensation is comprised of two elements: base fee or salary and long-term incentive compensation (stock options). The Board reviews both components in assessing the compensation of individual executive officers and of the Company as a whole.
Base fees or salaries are intended to provide current compensation and a short-term incentive for executive officers to meet the Company’s goals, as well as to remain competitive within the industry. Base fees or salaries are compensation for job responsibilities and reflect the level of skills, expertise and capabilities demonstrated by the executive officers.

Stock options are an important part of the Company’s long-term incentive strategy for its officers, permitting them to participate in any appreciation of the market value of the Company’s shares over a stated period of time, and are intended to reinforce commitment to long-term growth and Shareholder value. Stock option grants reward overall corporate performance as measured through the price of the Shares and enables executives to acquire and maintain a significant ownership position in the Company. See “Stock Options and Other Compensation Securities” above.
The Company has not retained a compensation consultant or advisor to assist the Board in determining compensation for any of the Company’s directors or officers. Given the Company’s current stage of development, the Company has not considered the implications of the risks associated with the Company’s compensation practices. The Company has not adopted any policies with respect to whether NEOs and directors are permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.
Pension Plan Benefits
The Company does not have any pension, defined benefit, defined contribution or deferred compensation plans in place.